UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Adjournment of Annual General Meeting of Members held on June 16, 2022

This report on Form 6-K was submitted in connection with the adjournment of 2022 Annual General Meeting of Members (the “Annual Meeting”) held by Guardforce AI Co., Limited (the “Company”) on Thursday, June 16, 2022, at 10:00 a.m., local time (10:00 p.m. Eastern Time on June 15, 2022), at Unit 04, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hong Kong. The Annual Meeting was convened to consider proposals (the “Proposals”) presented in the Notice of 2022 Annual General Meeting of Members dated May 13, 2022, which is also available on the Company’s website at https://ir.guardforceai.com/corporate-governance/governance-documents/.

The Annual Meeting was adjourned by the Company due to a lack of quorum. The Company’s current Articles of Association provide, at Article 17.1, that “No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, a quorum shall consist of one or more Members present in person or by proxy holding at least a majority of the paid up voting share capital of the Company. If the Company has only one Member, that only Member present in person or by proxy shall be a quorum for all purposes.” A total of 41,379,075 ordinary shares, par value $0.003 per share (the “Ordinary Shares”) of the Company, were issued and outstanding as of the record date of May 5, 2022. There were present in person or by proxy 18,775,403 Ordinary Shares or approximately 45.37% of all the votes of the Company’s Ordinary Shares entitled to vote at the Annual Meeting. Therefore, a quorum was not present.

The Company will reconvene the Annual Meeting on Thursday, June 23, 2022, 10:00 a.m., local time (10:00 p.m. Eastern Time on June 22, 2022), at the same place to decide on the Proposals. According to Article 17.2 of the Company’s Articles of Association, if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Member or Members present and entitled to vote shall be a quorum.

Proxies which have been received would remain valid for the adjourned Annual Meeting. Holders of the Company’s Ordinary Shares whose names are on the register of members of the Company at the close of business on May 5, 2022 are entitled to attend the adjourned Annual Meeting. Shareholders who wish, but have not yet, cast their votes may do so by returning the proxy card distributed in connection with the Annual Meeting.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2022	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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